Offering Statement for Gravity Power, LLC

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Gravity Power, LLC

Eligibility

2. **The following are true for Gravity Power, LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Thomas Mason

Thomas Mason is the CEO of Gravity Power. He is a recognized expert in power generation and gas turbine technology. He was Executive Vice President of Calpine and President of Calpine Power Company, responsible for the largest fleet of gas-fired power plants in the world and the world's largest geothermal facility. While at Calpine he managed the simultaneous construction of 30 power plants, most of which were 500 MW or above. Prior to that, Tom was President and COO of CalEnergy (now Berkshire Hathaway Energy) and prior to that with Solar Gas Turbines and Commonwealth Edison. Thomas has extensive experience in power grid deregulation and restructuring. He is an engineering graduate of Purdue University and holds an MBA from the University of Chicago. Thomas Mason has been working as the CEO of Gravity Power for the last 3 years.

James Fiske

James Fiske leads the team developing the new Gravity Power Plant (GPP) and has spent over 30 years in technology R&D and commercialization. He has founded three venture-funded companies and led R&D efforts in fields ranging from high speed digital electronics to electro¬mechanical energy storage systems. He has won research grants from organizations including the National Science Foundation, the Department of Energy, and the Air Force Office of Scientific Research. He received his Electrical Engineering & Computer Science degree from the Massachusetts Institute of

Technology. James Fiske has been working as the CTO of Gravity Power for the last 3 years.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Launchpoint Technologies, Inc

Securities:	2,000,000
Class:	Membership Units
Voting Power:	25.1%

O. James Fiske

Securities:	2,000,000
Class:	Membership Units
Voting Power:	25.1%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Gravity Power, LLC ("GP") is seeking key bridge funding to enable it to continue to work with key global strategic companies to complete an eventual $18 million investment to commercialize its Gravity Power Plant ("GPP") technology. Massive growing markets exist globally, and GP has been working with folks in these markets such as Saudi Arabia, Europe, China and Australia. Once proven, the GPP technology will be the most-flexible, reliable and repeatable and lowest-cost energy storage technology. Based in Goleta, California, GP has a proven management team with extensive project development, operational and technical experience, and strong intellectual property including patents in 32 countries. GPP technology updates and improves pumped storage hydropower ("PSH"), the only widely deployed bulk energy storage technology in the world that is cost-effective without subsidies, with over 150 gigawatts already installed. A single large PSH plant can provide more than 2 gigawatts of power for several hours or more, typically at a capital cost of $1B to $5B per gigawatt. More PSH plants are planned in many countries, but increasing construction costs and geographic, geologic, and environmental constraints often prevent project realization. GPP technology provides an alternative with similar scale, lower cost and better operating characteristics, but without the constraints of PSH. Batteries will not be able to compete with the GPP technology. We believe this investment will allow GP the time to find the $18 million in funding that we need to test critical components, construct a one-megawatt demonstration plant and start the sales and project development activities for commercialization. GP plans to sell up to ten GPPs over the next five years and intends to be cash flow positive after the first sale. With solar and wind generation growing exponentially, the International Energy Agency forecasts a need for more than 300 gigawatts of new storage by 2050, a market value exceeding $300 billion. Some put the the markets at double that or more in the coming decades.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Gravity Power, LLC speculative or risky:**

    1. If the Company is unable to raise additional capital on acceptable terms, it may be unable to complete planned product innovations or commercialize additional products. The Company will require substantial future capital in order to continue to conduct research and development and grow market size. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, or establish sales, marketing and manufacturing capabilities.
    2. The company may need to expand into new markets in order to achieve profitability. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.
    3. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.
    4. Your securities are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these units and the company does not have any plans to list these securities on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs.
    5. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of

development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

6. Information provided concerning this Offering and the Company's business may contain forward-looking statements, which reflect management's current view with respect to future events and the Company's performance. Such forward-looking statements may include projections with respect to market size and acceptance, revenues and earnings, marketing and sales strategies, and business operations. The Company operates in a highly competitive business environment. The Company's business is and will continue to be affected by government regulation, economic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the ability to protect intellectual property rights. The Company's actual results could differ materially from management's expectations because of changes in such factors. Other factors and risks could also cause actual results to differ from those contained in forward-looking statements. Due to such uncertainties and the risk factors set forth herein, prospective investors are cautioned not to place undue reliance upon such forward-looking statements.

7. The Company will require substantial future capital in order to acquire customers and grow operations. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, or establish sales and marketing capabilities.

8. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

9. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

The Offering

Gravity Power, LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $106,998 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

The funds raised through Netcapital are expected to provide for intellectual property maintenance, travel to key target markets, small legal and office fees and business development.

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$106,998
Less: Offering Expenses	$490	$5,243
Net Proceeds	$9,510	$101,755
Compensation for Managers	$0	$45,000
Working Capital	$0	$6,694
Intellectual Property Maintenance	$4,510	$20,000
Travel	$5,000	$15,000
Legal and Office Fees	$0	$5,000
Business Development	$0	$10,062
Total Use of Net Proceeds	$9,510	$101,756

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Gravity Power, LLC must agree that a transfer agent, which keeps records of our outstanding Membership Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1.16 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Units	17,841,493	7,958,581	Yes	
Series A Units	2,337,149	2,337,149	Yes	
Series A-1 Units	684,322	684,322	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants for Membership Units	Several warrants are outstanding that allow, in the aggregate, the warrant holders to purchase 786,384 membership units. Two warrant holders each have the right to purchase, at any date, a number of warrants representing 1.665% of the number of fully-diluted shares then outstanding at a price of $0.01 per unit (388,292 membership units as of this offering date). Other warrant holders, with the right to purchase up to 398,092 membership units, have exercise prices that range from $0.20 per unit to $1.20 per units.	986,861

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The additional outstanding securities would limit and dilute the rights of the securities being sold in this offering. Several warrants are outstanding, which have exercise prices less than the price of the units being sold in this offering, and the convertible notes, which can convert at a 20% discount to the price paid by investors in a qualified financing, will decrease the percentage of the company that is owned by the investors that purchase units in this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted any investor that participates on a NetCapital trading platform, a perpetual waiver from the provisions that limit and restrict the ability of a member to transfer shares, in Article XI of the Company's Operating Agreement, for all units issued by the Company if this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Our Operating Agreement can be amended by the holders of the Member Units. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding membership interest units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new units, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate**

actions.

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our Members may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority owner may decide to issue additional securities to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

• The issuance of additional membership interest units will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per unit will be reduced because of dilution, and the market price of our membership units, if there is a market price, could decline as a result of the additional issuance of securities. • If we repurchase securities, so that the above risk is mitigated, and there are fewer membership interest units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our membership units would decline. • A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. • We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Investor 1
Amount Outstanding:	$193,607
Interest Rate:	10.0%
Maturity Date:	July 31, 2013
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$69,285
Interest Rate:	10.0%
Maturity Date:	April 4, 2014
Other Material Terms:	
Creditor(s):	Investor 3

Amount Outstanding:	$63,837
Interest Rate:	10.0%
Maturity Date:	May 12, 2014
Other Material Terms:	
Creditor(s):	Investor 4
Amount Outstanding:	$54,745
Interest Rate:	10.0%
Maturity Date:	May 15, 2014
Other Material Terms:	
Creditor(s):	Investor 5
Amount Outstanding:	$38,414
Interest Rate:	10.0%
Maturity Date:	July 18, 2015
Other Material Terms:	
Creditor(s):	Investor 6
Amount Outstanding:	$38,414
Interest Rate:	10.0%
Maturity Date:	July 18, 2015
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$69,844
Interest Rate:	10.0%
Maturity Date:	July 1, 2016
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$68,742
Interest Rate:	10.0%
Maturity Date:	September 28, 2016
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$66,118
Interest Rate:	10.0%
Maturity Date:	March 1, 2017
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$62,970

Interest Rate:	10.0%
Maturity Date:	August 23, 2017
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$57,722
Interest Rate:	10.0%
Maturity Date:	July 12, 2018
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$56,933
Interest Rate:	7.0%
Maturity Date:	September 22, 2018
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$56,309
Interest Rate:	7.0%
Maturity Date:	November 22, 2018
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$67,719
Interest Rate:	7.0%
Maturity Date:	May 14, 2019
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$23,283
Interest Rate:	7.0%
Maturity Date:	October 18, 2019
Other Material Terms:	
Creditor(s):	Investor 2
Amount Outstanding:	$57,246
Interest Rate:	7.0%
Maturity Date:	January 17, 2020
Other Material Terms:	
Creditor(s):	Investor 5
Amount Outstanding:	$10,684
Interest Rate:	7.0%

Maturity Date:	May 2, 2020
Other Material Terms:	

25. **What other exempt offerings has Gravity Power, LLC conducted within the past three years?**

Date of Offering:	04/2018
Exemption:	Investment Company Act
Securities Offered:	Membership Units
Amount Sold:	$150,000
Use of Proceeds:	

>   Pay for the Issuance of 22 patents in key European
>   countries, travel and office expenses and consulting.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Gravity Power, LLC was originally financed with $2 million in VC funds and since has operated quite leanly with the help of modest equity investments, convertible debt from individuals and license revenue from a German company. Gravity Power is moving closer to definitive negotiations with parties seriously considering the $18 million Series B Round. We project those to talks to continue, for about 2 months, with an entity in the UK. GP has made solid progress along the same lines with a large Saudi company and will keep pressing there. We are raising this small round for team sustenance, travel expenses to meet prospective investors in the U.S. and again in Saudi Arabia and to pay small patent and IT bills over the next few months. Our loss for the year ended December 31, 2017 amounted to $252,672, as compared to a loss of $403,408 for the year ended December 31, 2016. The decrease in the loss was primarily attributable to revenue of $369,180 in the year ended December 31, 2017, as compared to no revenue in the year ended December 31, 2016. In conjunction with the increase in revenue, we increased fees for professional services from $249,102 in 2016 to $305,237 in 2017; we increased our expense for research and development consultants from $15,000 in 2016 to $85,000 in 2017; and we increased travel from $0 in 2016 to $59,309 in 2017. GP has little cash on hand but expects to face no imminent risk of ceasing operations in 2018 due to creditors or other party claims. Even though some of our debt obligations are past their original due date, our lenders are friendly and have agreed to allow us to keep the debt as a long-term obligation.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$369,180	($252,672)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
        1. at the time of the filing of this offering statement bars the person from:
            1. association with an entity regulated by such commission, authority, agency or officer?
            2. engaging in the business of securities, insurance or banking?
            3. engaging in savings association or credit union activities?

      2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Gravity Power, LLC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    The following documents are being submitted as part of this offering:

    Governance:

Certificate of Formation:	certificateofformation.pdf
Operating Agreement:	operatingagreement.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

   Once posted, the annual report may be found on the issuer's web site at: www.gravitypower.net

   The issuer must continue to comply with the ongoing reporting requirements until:

   - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
   - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
   - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   - the issuer liquidates or dissolves its business in accordance with state law.